LIONHEART IV CORP

Via EDGAR

June 21, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street N.E.

Washington, D.C. 20549

Attention: Jay Ingram

Re: Lionheart IV Corp (the “Company”)

Request to Withdraw Registration Statement on Form S-1

File No. 333-254481

Dear Mr. Ingram:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Lionheart IV Corp (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-254481), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on March 19, 2021 and was amended on August 25, 2021.

The Company submits this request for withdrawal as it continues to evaluate the proper terms and timing of the contemplated public offering of the securities covered by the Registration Statement.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at 4218 NE 2nd Avenue, Miami, Florida 33137, facsimile number (305)573-0888, with a copy to Company’s counsel, DLA Piper LLP (US), 2525 East Camelback Road, Esplanade II Suite 1000, Phoenix, Arizona, 85016-4232, facsimile number (480) 606-5524, attention Steven D. Pidgeon.

U.S. Securities and Exchange Commission

June 21, 2022

If you need any additional information, or if we can be of any further assistance, please contact Steven D. Pidgeon of DLA Piper LLP (US) at (480) 606-5124.

Sincerely,

/S/ Ophir Sternberg

Ophir Sternberg

President and Chief Executive Officer

cc: Stephen D. Pidgeon, Esq.

DLA Piper LLP (US)